UNITED STATES OF AMERICA
                                   before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

Select Energy Services, Inc.            Report for Period
24 Prime Parkway                        January 1, 2003 to
Natick, MA  01760                       March 31, 2003
                                        Pursuant to Rule 24

File No.  70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Select Energy Services, Inc.(SESI), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564, SESI is authorized to provide energy management services, demand side management services and consulting services. SESI is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended March 31, 2003. See Exhibit A.

2. A narrative description of SESI's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public
Utility Holding Company Act of 1935, SESI has duly caused this report to be signed on the Twenty-second day of April 2003.

                                   Select Energy Services, Inc.
                                   By:

                                   /s/ Linda J. Jensen
                                   Linda A. Jensen
                                   Vice President - Finance


                                    EXHIBIT A

                         SELECT ENERGY SERVICES, INC.

                         BALANCE SHEET - March 31, 2003


                                      ASSETS


CURRENT ASSETS:                                       2003
                                                   -----------
    Cash and cash equivalents                       $47,705,942
    Contract receivables, current,
    less allowance for uncollectibles of $875,060    33,138,397
    Other current assets                              1,858,689
                                                   ------------
                  Total current assets               82,703,028
                                                   ------------


PROPERTY AND EQUIPMENT                                8,964,225
    Less accumulated depreciation and amortization    5,763,859
                                                   ------------
                  Net property and equipment          3,200,366
                                                   ------------
OTHER ASSETS                                         75,856,795

TOTAL ASSETS                                       $ 161,760,189
                                                   ============


                    LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts Payable                                $ 7,459,570
    Accrued Expenses                                  6,016,282
    Accrued Income Taxes                              1,130,248
    Other current liabilities                         3,374,577
                                                   ------------
                  Total current liabilities          17,980,677
                                                   ------------

OTHER LIABILITIES:
    Deferred income tax liability                     1,228,368
    Other                                           110,588,458
                                                   ------------
                  Total other liabilities           129,797,503
                                                   ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                      100
    Additional paid-in-capital                      25,150,000
    Foreign Currency Exchange
    Retained Earnings                                6,812,586
                                                   -----------
                  Total stockholder's equity        31,962,686

                  TOTAL LIABILITIES AND
                     STOCKHOLDER'S EQUITY         $161,760,189
                                                  ============

                           SELECT ENERGY SERVICES, INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED March 31, 2003

REVENUES                                           $ 30,082,410

COST OF REVENUES                                     24,211,242
                                                   ------------
    Gross profit                                      5,871,168

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          4,663,069
                                                   ------------
    Operating income                                  1,208,099
                                                   ------------
INTEREST INCOME (EXPENSE)
    Interest income                                   1,392,942
    Interest expense                                 (1,078,268)
                                                   -------------
                                                        314,674
                                                   -------------
    Income before income tax expense                  1,522,773

INCOME TAX EXPENSE                                      566,013

   Net Income (Loss)                                $   956,760
                                                   ==============
                                      EXHIBIT B

                              SELECT ENERGY SERVICES, INC.
                       REPORT FOR January 1 - March 31, 2003


                          NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

SESI provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment, co-generation equipment, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems; assistance in identifying and arranging third-party financing for project installations; training in and the operation of energy efficient equipment; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.